Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 25, 2011

Relating to Preliminary Prospectus dated May 9, 2011

Registration No. 333- 172188

Freescale Semiconductor Holdings I, Ltd.

43,500,000 Common Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated May 9, 2011 (the “Preliminary Prospectus”) included in Amendment No. 6 to the registration statement on Form S-1 (Commission File No. 333-172188). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of our registration statement, click on the following link: http://sec.gov/Archives/edgar/data/1392522/000119312511146916/ds1a.htm.

Price to public:	$18.00 per common share

Trade date:	May 26, 2011

Closing date:	June 1, 2011

Net proceeds to us:	Approximately $742 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (excluding the underwriters’ option to purchase up to an additional 6,525,000 common shares)

Use of proceeds:

The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial public offering price of $23.00 per share. We intend to contribute the net proceeds from this offering to Freescale, Inc., our indirect wholly owned subsidiary and main U.S. operating entity. The intended use of proceeds, together with cash on hand, has not changed from that set forth in the Preliminary Prospectus, except that we expect Freescale Inc. to reduce the amount of outstanding indebtedness to be repaid to approximately $888 million as follows:

•      the full amount of indebtedness outstanding under the existing revolving credit facility upon completion of this offering ($532 million at April 30, 2011);

•      $93 million principal amount of 9.125%/9.875% Senior PIK-Election Notes due 2014; and

•      $263 million principal amount of 10.75% Senior Notes due 2020.

As adjusted capitalization:	Based on the offering price of $18.00 per common share, and otherwise calculated on the same basis as the calculations in the Preliminary Prospectus, as of April 1, 2011, on an as adjusted basis, our total debt would have been $6,722 million, our total shareholders’ deficit would have been $4,334 million and our total capitalization would have been $2,388 million.

Dilution:

After giving effect to the sale of 43.5 million common shares at an initial public offering price of $18.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom, together with cash on hand, as described under “Use of Proceeds”, our as adjusted net tangible book value as of April 1, 2011 would have been a deficit of $4,697 million or $19.59 per share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $7.56 per share and an immediate dilution to new investors of $37.59 per share.

Investors purchasing our common shares in this offering will have contributed 10% of the total consideration paid for our common shares.

CUSIP:	G3727Q 101

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from Citigroup Global Markets Inc., telephone: 800-831-9146, e-mail: batprospectusdept@citi.com; or Deutsche Bank Securities, telephone: 800-503-4611, e-mail: prospectus.cpdg@db.com

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.

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